JENNIFER M. GOODMAN

ATTORNEY AT LAW

jgoodman@vedderprice.com

October 17, 2013

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kieran Brown

Re:	Nuveen California Dividend Advantage Municipal Fund 2 (811-10197)
(the “Registrant”)

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the Securities and Exchange Commission to Vedder Price P.C. on October 2, 2013 with respect to the preliminary proxy materials filed for the Registrant on September 20, 2013. Any terms not defined herein have the same meanings as given in the preliminary proxy statement. Set forth below are the staff’s comments and the Registrant’s responses.

(1)

Comment: In the Answer to the Question “What are the potential benefits of the new fundamental investment policy relating to loans for common shareholders of California Dividend Advantage 2?” in the Q&A Section, please highlight, italicize or otherwise emphasize the following statements: “A loan to an issuer in distress involves risk. In this circumstance, it is possible that the Fund could lose its entire investment with an issuer as well as the amount loaned.”

Response:      The Registrant believes that it has placed significant emphasis on the policy differences of the Fund with respect to loans by including a discussion of this policy as a stand-alone item in the Q&A Section, and that using different fonts within the Q&A text would be confusing for shareholders and diminish other equally important statements. Accordingly, the Registrant respectfully declines to make the change suggested.

(2)

Comment:      In the Answer to the Question “What happens if shareholders do not approve the elimination of the fundamental investment policy and/or do not approve the new fundamental investment policy?” in the Q&A Section, please

Securities and Exchange Commission

October 17, 2013

consider revising the statement regarding the consequences of not approving the policy change.

Response:      The Registrant has revised the disclosure in response to the staff’s comment.

(3)

Comment:      In the discussion of the Fund’s proposed new investment policy with respect to loans, please add disclosure briefly explaining the extent to which a registered investment company is permitted to make loans under the Investment Company Act of 1940, as amended.

Response:      Pursuant to the 1940 Act, there is no express limit on a fund’s ability to make loans of the type contemplated by the loan policy, except with respect to loans to affiliates. As disclosed in the Joint Proxy Statement, the new fundamental investment policy is intended to eliminate uncertainty regarding the Fund’s ability to make loans of the type described in the Joint Proxy Statement. The Registrant does not intend to commit a material portion of its assets to such loans. In light of this intent, the Registrant believes that disclosure suggesting that the fund may commit up to all of its assets to loans would be potentially misleading to investors.

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7732.

Sincerely,

/s/ Jennifer M. Goodman